UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GVI Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

3622E10 1

(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
Joint Filer
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,911,649 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,911,649 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

This Amendment No. 2 (the”Amendment”) to a statement on Schedule 13D filed on October 23, 2006, as amended by Amendment No. 1 to Schedule 13D filed on March 5, 2007 (together, the “Schedule 13D”) by David Weiner (“Weiner”), relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed in connection with the acquisition by Weiner of an aggregate of 300,000 shares of the Issuer’s Common Stock in brokers transactions and further amends and restates the Cover Page of the Schedule 13D and Items 3 and 5 of the Schedule 13D, as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13 is hereby amended to add the following paragraph:

On August 14, 2007 and August 15, 2007, Weiner purchased an aggregate of 50,000 shares of Common Stock in the open market for a total purchase price of $41,975. In addition, on November 28, 2007, November 29, 2007 and November 30, 2007, Weiner purchased an aggregate of 250,000 shares of Common Stock in the open market for a total purchase price of $185,252. The foregoing purchases were made with Mr. Weiner’s personal funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing:

The Reporting Person beneficially owns 2,911,649 shares of the Common Stock of the Issuer consisting of (i) 2,316,274 shares of the Common Stock owned directly by the Reporting Person; (ii) an immediately exercisable Warrant to purchase 568,688 shares of the Common Stock of the Issuer; (iii) an immediately exercisable Warrant to purchase 6,667 shares of the Common Stock of the Issuer owned by W-net, Inc. (“W-net”); and (iv) 20,020 shares of the Common Stock of the Issuer owned by Woodman Management Corporation (“Woodman”). The Reporting Person is the sole director, officer and shareholder of each of W-net and Woodman.

As of the date of this filing (based on 28,147,107 shares of the Common Stock of the Issuer issued and outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 26, 2007 and taking into consideration immediately exercisable Warrants owned by the Reporting Person to purchase 575,355 shares of the Common Stock of the Issuer), the 2,911,649 shares of the Common Stock of the Issuer beneficially owned by Mr. Weiner constitutes 10.14% of the Company’s outstanding shares of Common Stock.

(b)  Mr. Weiner has the sole power to vote and dispose of, or to direct the vote or disposition of all of the 2,911,649 shares of the Common Stock owned by him.

(c) The following purchases of Common Stock was effected in the past 60 days constituting all of the transactions effected by the Reporting Person in the Company’s Common Stock in the past 60 days. The purchases were made on the open market in broker transactions.

Date of Purchase	Shares of Common Stock Purchased	Price
11/28/2007	5,000	$.79

11/28/2007	200,000	$.70

11/29/2007	20,000	$.9011

11/30/2007	25,000	$.9312

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 18, 2008	/s/ David Weiner
David Weiner